1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	December 23, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

DISCLOSEABLE TRANSACTION

SUBSCRIPTION OF PLACING SHARES IN QILU BANK

The Board is pleased to announce that the Company entered into the Share Subscription Agreement with Qilu Bank on 23 December 2014, pursuant to which the Company will subscribe for up to 246.21 million Placing Shares in Qilu Bank.

The Subscription is subject to the approval by the CBRC and the CSRC.

As the highest relevant applicable percentage ratio (as defined under the Hong Kong Listing Rules) exceeds 5% but is less than 25%, the Subscription constitutes a discloseable transaction of the Company and is subject to the reporting and announcement requirements under the Hong Kong Listing Rules.

Shareholders and potential investors should note that completion of the Subscription is subject to fulfilment of certain conditions stated under the section headed “Conditions Precedent” in this announcement. As the Subscription may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the shares of the Company.

I.	INTRODUCTION

The Board is pleased to announce that the Company entered into the Share Subscription Agreement with Qilu Bank on 23 December 2014, pursuant to which the Company will subscribe for up to 246.21 million Placing Shares in Qilu Bank.

II.	SHARE SUBSCRIPTION AGREEMENT

1.	Date

23 December 2014

2.	Parties

(i) the Company, as subscriber; and

(ii) Qilu Bank, as issuer.

To the best knowledge, information and belief of the Directors, having made all reasonable enquiry, Qilu Bank and its ultimate beneficial owners are third parties independent of the Company and connected persons of the Company, and are not connected persons of the Company.

3.	Placing Shares

Pursuant to the Share Subscription Agreement, the Company will subscribe for up to 246.21 million Placing Shares in Qilu Bank. Upon completion of the Subscription, the Company will hold 8.67% equity interest (after the Placing) in Qilu Bank.

4.	Consideration

(i) Consideration

The consideration for the Placing Shares shall be RMB3.18 per share. On the basis of the Company subscribing for up to 246.21 million Placing Shares, the total consideration for the Subscription will be up to RMB782,947,800.

Adjustment Mechanism

Upon the occurrence of ex-rights and ex-dividends events by Qilu Bank from the date of the resolution of the board meeting relating to the Placing (i.e. 7 August 2014) to the date of Placing, including dividend distribution, issuance of bonus shares, share capital increase from reserves funds, issuance of new shares or rights issue, the consideration of the Placing Shares per share will be adjusted according to the following:

Where “P0” denotes the issue price before adjustment, “N” denotes the number of bonus shares per share or share capital increased from reserves funds, “K” denotes the number of new shares issued or rights issue per share, “A” denotes the price of each newly issued share or rights issue share, “D” denotes the dividend distributed per share, “P1” denotes the issue price after adjustment (rounded to 2 decimal places and the consideration of the Placing Shares per share after adjustment shall not be less than the nominal value of RMB1.00 per share).

Dividend distribution: P1=P0-D

Issuance of bonus shares or share capital increase from reserves funds: P1=P0/(1+N)

Issuance of new shares or rights issue: P1=(P0+AK)/(1+K)

All of the above three events occurring at the same time: P1=(P0-D+AK)/(1+K+N).

(ii) Payment Arrangement

The total consideration of the Subscription will be satisfied by the Company in cash using internal funds.

(iii) Pricing Principle

The consideration of the Placing Shares price was determined by Qilu Bank after taking a number of factors into consideration, such as: (i) its industry; (ii) the prospects of Qilu Bank, (iii) the net assets and price to equity ratio per share of Qilu Bank; and (iv) valuation of the shares of certain unlisted city commercial banks after capital increase.

5.	Conditions Precedent

The Share Subscription Agreement shall become effective upon the satisfaction of the following conditions and the effective date of the Share Subscription Agreement shall be the date on which the last condition is satisfied:

(i) the Placing having been approved by the CBRC;

(ii) the Placing having been approved by the CSRC.

The initial tranche of Placing shall take place within three months upon the fulfilment of the above conditions precedent and the rest of the Placing Shares shall be issued with 12 months.

Shareholders and potential investors should note that completion of the Subscription is subject to fulfilment of the conditions stated in this section. As the Subscription may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the shares of the Company.

6.	Lock-up Period

The Placing Shares subscribed by the Company under the Subscription shall not be transferred for a period of five years from the date of completion of the Placing.

III.	INFORMATION ABOUT QILU BANK

The business scope of Qilu Bank includes:

(i) RMB business: deposit-taking, short-term lending, medium-term lending and long-term lending, domestic clearing, bill discounting, financial institution bond issuances, certificate treasury bond distribution, early repayment and underwriting, government bond transactions, inter-bank placements and acceptances, bank guarantees, payment and collection agency, insurance agency business, deposit boxes services, entrusted loans services.

(ii) Foreign exchange business: deposit-taking and lending, remittance, currency exchange, international settlements, inter-bank placements and acceptances, bill discounting and acceptance, borrowing, bank guarantees, foreign currency settlement and clearance, credit status investigation and enquiry, authentication.

(iii) Other business approved by the authorities.

The top ten shareholders of Qilu Bank and their respective shareholdings immediately before the Placing are as follows:

Shareholders of Qilu Bank	Number of shares held	Shareholding interest (%)
Commonwealth Bank of Australia	473,750,000	20.00
Jinan State-owned Assets Operation Co. Ltd.	422,500,000	17.84
Jigang Group Co., Ltd.	117,000,000	4.94
Jinan Economic Development and Investment Company	115,313,957	4.87
Shandong Jianbang Investment Management Co., Ltd	106,000,000	4.47
Rizhao Steel Holding Group Co., Ltd	100,000,000	4.22
Shandong Tri-cel Property Co., Ltd	99,000,000	4.18
China National Heavy Duty Truck Group Co., Ltd	70,500,000	2.98
Zhongrun Futai Investment Co., Ltd	45,000,000	1.90
Huasheng Jiangquan Group Co., Ltd	40,000,000	1.69

Note: The English names are translation of their respective Chinese names and included herein for identification purpose only.

Business condition and financial indicators of Qilu Bank:

Set out below is the consolidated financial information of Qilu Bank for the years ended 31 December 2012 and 2013:

	Year ended 31 December
	2013 RMB	2012 RMB
Net profit before taxation	1,250,123,366	1,067,559,753
Net profit after taxation	1,011,123,510	860,278,553

In 2013, Qilu Bank realized operating revenue of RMB2.834 billion and net profit of RMB1.011 billion. As at 31 December 2013, the total assets of Qilu Bank was RMB94.004 billion and the shareholders’ equity was RMB6.002 billion.

For the period from January 2014 to June 2014, Qilu Bank realised operating revenue of RMB1.764 billion and net profit of 0.672 billion. As at 30 June 2014, the total assets of Qilu Bank was RMB107.918 billion and the shareholders’ equity was RMB6.655 billion.

IV.	INFORMATION ABOUT THE COMPANY

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

V.	REASONS AND BENEFITS FOR THE SUBSCRIPTION

The Company utilizes internal funds to subscribe for the Placing Shares in Qilu Bank, which helps enhancing the profitability of the Company, improving the investment return of the Company and promoting diversification of the Company.

Therefore, the Directors consider that the Subscription is fair and reasonable and is in the interest of the Company and Shareholders as a whole.

VI.	RISKS RELATED TO THE SUBSCRIPTION

1.	The approvals from CBRC and CSRC in relation to the Placing have not been obtained. Accordingly, there is a risk that the Placing may not succeed which in turn affect whether the Company can successfully subscribe for the Placing Shares.

2.	The development of the financial industry is, to a large extent, affected by the macroeconomic policies; factors such as uncertainty of the macroeconomic trend in the future, interest rates marketization, inflation and other factors may affect the development of the financial business of Qilu Bank which in turn affect the revenue of the Company.

3.	The business of Qilu Bank is affected by the changes to relevant laws, regulations and policies of the CBRC and CSRC. Any changes to the current laws, regulations and policies may affect the operation of Qilu Bank, which affects the operational results of Qilu Bank.

VII.	LISTING RULES IMPLICATIONS

As the highest relevant applicable percentage ratio (as defined under the Hong Kong Listing Rules) exceeds 5% but is less than 25%, the Subscription constitutes a discloseable transaction of the Company and is subject to the reporting and announcement requirements under the Hong Kong Listing Rules.

DEFINITION

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Board”	the board of Directors of the Company;

“CBRC”	China Banking Regulatory Commission;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“CSRC”	China Securities Regulatory Commission;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Placing”	the placing approved at the fifth board meeting of the sixth session of the board of Qilu Bank and approved by the 2014 first extraordinary general meeting of Qilu Bank;

“Placing Shares”	the shares issued by Qilu Bank under the Placing;

“PRC”	the People’s Republic of China;

“Qilu Bank”	Qilu Bank Co., Ltd.;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shareholders”	the shareholders of the Company;

“Share Subscription Agreement”	the share subscription agreement entered into between the Company and Qilu Bank on 23 December 2014, pursuant to which the Company will subscribe for up to 246.21 million Placing Shares in Qilu Bank;

“Subscription”	the subscription by the Company for up to 246.21 million Placing Shares in Qilu Bank pursuant to the Share Subscription Agreement;

“%”	percentage.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng City, Shandong Province, the PRC

23 December 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC